LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780
WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000
FACSIMILE (202) 362-2902
                                  www.luselaw.com

WRITER’S DIRECT DIAL NUMBER                                  WRITER’S EMAIL
(202) 274-2009                                                      mlevy@luselaw.com

June 30, 2010

Via Edgar and Hand Delivery

Michael Clampitt
Senior Attorney
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:           Cape Bancorp
File No. 001-33934
Form 10-K for the Fiscal Year Ended December 31, 2008
Definitive Schedule 14A filed March 20, 2009
Form 10-Q for the Period Ended March 31, 2009
Form 10-Q for the Period Ended June 30, 2009
Form 10-Q for the Period Ended September 30, 2009
Form 10-K for the Fiscal Year Ended December 31, 2009

Dear Mr. Clampitt:

On behalf of Cape Bancorp (the “Company”), responses to the Staff's letter dated April 27, 2010, are provided below.  The Company’s responses are set forth below and are keyed to the Staff’s comment letter.

Form 10-K for the fiscal year ended December 31, 2009

Commercial Loan Concentration, page 10

1.           We note your response to comment 12 of our letter to you dated January 11, 2010.  Please revise the title of the table to clarify that the disclosure relates to the types of commercial properties in your commercial real estate loan portfolio not general commercial loans.

The Company notes that Comment 12 of the Securities and Exchange Commission (the “SEC”) letter dated January 11, 2010 requested disclosure for the entire commercial loan portfolio, which the Company provided in its subsequent periodic reports.  The Company further notes its periodic reports contain significant disclosure concerning its commercial real estate portfolio throughout the “Business” section of the Form 10-K.  The Company respectfully requests that no revision be made to the title of the referenced table.

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION

Mr. Michael Clampitt
Senior Attorney
U.S. Securities and Exchange Commission
June 30, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 48

Business Strategy, page 54

2.           We note your response to comment 22 of our letter to you dated January 11, 2010.  As we requested, please provide to us and undertake to include in your future filings, analysis of the risks of further concentration of your loan portfolio in commercial real estate loans in your two county market area including but not limited to the following:

•	focus on commercial real estate loans (which compose over 58 percent of your loan portfolio) as opposed to other commercial business lending (which compose less than 8 percent of your loan portfolio);
•
revise the first bullet point in the second paragraph to balance your discussion of the historic “sustained commercial development” with analysis of the current market conditions and trends, particularly in Atlantic City, for commercial real estate including prices, vacancies, and delinquencies;

•
analyze the risks to you of having over 58 percent of your loan portfolio concentrated in commercial real estate that is limited to two counties in New Jersey and concentrated in the Atlantic City metropolitan area; and

•	analyze the “inherently greater risks” of commercial real estate loans to which you refer in the third paragraph of this section.

The Company will include a more detailed description of its market area to read substantially as follows:

Pursuing new opportunities to increase commercial lending in our primary market area and expanding our existing commercial loan relationships. The Company has a diversified loan portfolio which includes commercial real estate loans and commercial business loans.  The Company has increased this sector of our loan portfolio over the last five years as opportunities have allowed.  Commercial loans secured by real estate continue to be our primary concentration within the commercial loan portfolio as the businesses within our 2 county market area are generally service and or seasonally oriented, which is consistent with the resort and casino gaming environment. Our commercial loan portfolio is heavily weighted by real estate as collateral because real estate historically has been the most valuable asset of our commercial loan borrowers, both owner and non-owner occupied.  The risk associated with commercial real estate as collateral relates primarily to the volatility of its value. Commercial real estate values can be influenced by such factors as use of the property, the environment, location, the general economy, the economy of the use sector and the physical condition of property. The Company endeavors to minimize its risk in commercial real estate loans by vigorously and conservatively underwriting these loans, monitoring the concentration of commercial credits, performing annual reviews of borrower’s financial statements as well as maintaining ongoing communications with the customer to better understand customer’s business risks and the current business environment.

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION

Mr. Michael Clampitt
Senior Attorney
U.S. Securities and Exchange Commission
June 30, 2010

The Company has targeted commercial lending opportunities within its market for several reasons, including:

(1)
the Company’s primary market area has historically experienced sustained commercial development driven by the gaming industry and the seashore resort communities.  Commercial real estate values have declined significantly in the Company’s market area since 2008, although recently prices may have stabilized, consistent with the overall economy. Similarly commercial real estate delinquencies and vacancies have increased since 2008, yet they have also recently leveled off.  The Company continues to believe that its future loan growth will primarily come from commercial real estate loans that are well structured and conservatively underwritten;

(2)	the Company believes commercial relationships bring value to both the asset and liability side of its balance sheet via loans and deposits;

(3)	the Company has attracted and retained local commercial loan officers who have a sound understanding of our market area and long-standing relationships with borrowers; and

(4)	commercial lending provides more flexibility than residential lending in structuring the terms of the loan, including yield and maturity.

While commercial lending has inherently greater risks, discussed above, than residential lending, the Company minimizes this risk through conservative underwriting, requiring significant collateral, monitoring the concentration of commercial credits, annual reviews of customers’ financial statements and maintaining ongoing contact with borrowers.  The Company will continue to focus on commercial lending during 2010 as the economic recovery continues. During 2009 the Company’s commercial loan portfolio decreased as a percentage of the total loan portfolio; however, the Company intends to focus on commercial lending in 2010 for several reasons:

(1)
the yields available on commercial real estate loans are generally greater than those available on single family residential mortgage loans, and commercial loans generate more significant banking relationships than single family mortgage loans;

(2)	the Company’s credit concentrations are well dispersed, managed through monitoring, and limited in exposure to any one sector; and

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION

Mr. Michael Clampitt
Senior Attorney
U.S. Securities and Exchange Commission
June 30, 2010

(3)
the key economic forces in the Company’s market area, casinos and the seashore resort communities, are sufficiently diverse to limit economic decline across all sectors of our commercial loan portfolio.

At December 31, 2009, the Company had $441.3 million and $62.7 million of commercial real estate loans (including commercial construction loans) and commercial business loans, representing 55.0% and 7.8% of total loans, respectively.  At December 31, 2008, the Company had $466.0 million and $54.3 million of commercial real estate loans (including commercial construction loans), and commercial business loans represented 58.6% and 6.8% of total loans, respectively. Commercial loans help diversify the Company’s loan portfolio and help improve the interest rate sensitivity of its assets. Additionally, the merger with Boardwalk Bancorp significantly increased the Company’s commercial loan portfolio.  The Company’s maximum loans-to-one borrower limit was $16.4 million at December 31, 2009, although the Company does not expect to have any lending relationship that would reach this limit.

Notes to Consolidated Financial Statements
Note 3 – Investment Securities, page F-16

3. We note in your response to comment 24 of our letter dated January 11, 2010 and the enhanced disclosures related to your pooled trust preferred securities provided on page F-19 of your December 31, 2009 Form 10-K.  As it relates to those securities with zero percent excess subordination for which no credit loss was recognized in the most recent quarter, please tell us, and revise future filings to explain, how a security could have zero excess subordination and not result in the recognition of other than temporary credit impairment.

The Staff is supplementally advised that excess subordination is the amount by which the underlying performing collateral exceeds the outstanding bonds in the tranche as well as all senior tranches.  It is a static measure of credit enhancement, but does not incorporate structural elements of the CDO.  Management utilizes excess subordination to identify which tranches are at a greater risk for a future break in cash flows.  However, a current subordination deficit or “zero excess subordination” does not indicate the tranche will not ultimately receive all principal and interest due.  For example, this measure does not consider the potential for recovery of issuers that are currently deferring payments.  Some issuers have elected to defer payments, which contractually they are permitted to do for a period up to 5 years, even though going concern issues may not exist.  This supports management’s position that a deferral is not necessarily indicative of a default or that a default is imminent.  On average, deferring issuers within our CDO portfolio comprise approximately 60% of the total dollar value related to issuer defaults and deferrals.  As such, our assumptions used in the calculation of discounted cash flows anticipate a 15% recovery rate on deferring issuers as compared to no recovery of issuers that have defaulted.  The recovery rate assumption represents management’s best estimate based on current facts and circumstances of the various measurements described in the response to Comment 4 below.  Management evaluates all assumptions quarterly or more often as circumstances warrant.

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION

Mr. Michael Clampitt
Senior Attorney
U.S. Securities and Exchange Commission
June 30, 2010

4. We note that your pooled trust preferred collateralized debt obligations have significantly different actual deferral rates, credit ratings, and fair values.  Presumably, this is because each security has different and distinct credit characteristics represented by the individual banks or insurance companies in each pool and based on the specific tranche in which you have invested.  Consistent with the guidance in paragraphs ASC 320-10-35-33F through 33I of the FASB Accounting Standards Codification (paragraphs 10 and 12 of FSP EITF 99-20-1 and 25 and 26 of FSP 115-2), we believe you must analyze the specific credit characteristics of the collateral underlying each individual security to develop the deferral/default assumptions for your estimated cash flows and that simply using the same “base case” credit default assumption for all of your securities is not a reasonable methodology consistent with the guidance.  In order to better understand your methodology, please provide us with the following:

•	in detail how you develop your estimate of future deferrals and defaults;
•
how you consider the specific credit characteristics of the collateral underlying each individual security in developing your estimate of future deferrals and defaults and tell us whether you had different estimates of deferrals and defaults for each security owned; and

•	whether you treat actual deferrals the same as defaults.

The Company performs an ongoing analysis of these securities utilizing both readily available market data and analytical models obtained from a reputable third party, FTN Financial.  On a quarterly basis the Company evaluates the underlying collateral of each pooled trust preferred security in its portfolio to determine the appropriate default/deferral assumptions to use in its calculation of discounted cash flows.  This process entails obtaining the issuer list for each security which includes the most recent financial and credit quality metrics.  The Company then identifies issuers that have metrics that are similar to those that have defaulted or are deferring payments.  As part of its evaluation, the Company considers each issuers’ liquidity, capital adequacy, profitability, and credit quality and analyze ratios such as ROAA, net interest margin, Tier 1 Risk Based Capital, Tangible Equity to Tangible Assets, Texas Ratio, Reserves to Loans and Non-performing Loans to Loans.  The Company’s evaluation also takes into consideration current economic indicators as well as recent default/deferral trends of underlying issuers.  Management then develops a projected default/deferral rate for each security based on this analysis.  This rate is then applied to the cash flow model developed by the third party to calculate the present value of discounted cash flows for each security.  As noted in the response to Comment 3 above, a recovery rate of 15% is assumed for deferring issuers as compared to no recovery for issuers that have defaulted.

Furthermore, the Company performs back-testing by comparing actual default/deferral rates to previous projections.  The results of this back-testing are used to refine future projections on a continuous basis.  By implementing this approach the Company has modified the assumptions used in its discounted cash flow calculations throughout 2009 and in the most recent quarter ended March 31, 2010.  Lastly, the Company continually evaluates the securities for the potential of future impairment by reviewing the FDIC failed bank list and deferral announcements made by the underlying issuers of each CDO security in its portfolio.

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION

Mr. Michael Clampitt
Senior Attorney
U.S. Securities and Exchange Commission
June 30, 2010

5.           As a related matter, please provide us with the following information related to your prepayment rate assumption used in your calculation of the present value of cash flows expected to be collected for your trust preferred securities:

•	Based on the terms of your security, explain to us how prepayments can occur (e.g. call dates, auction dates, etc.).
•	Tell us and disclose in future filings your prepayment assumption and how you determine it.
•	If your prepayment assumption changed during the year, tell us why and detail the key information on which you rely to support your change.
•	Tell us how your credit loss is affected by increasing the prepayment assumption and explain why the change is reasonable.
•	If you used 0% as your assumption at December 31, 2009, please explain to us why you believe this is reasonable.
•	If you used 0% as your assumption at December 31, 2009, please provide us a sensitivity analysis of the change in credit loss at December 31, 2009 if you used a 1% prepayment assumption.

In general, the structure of the underlying securities is that there is a five year no call feature and then prepayments can occur quarterly after the five year period.  Additionally, commencing with a date ten years from the issuance date, the Trustee can solicit bids in an auction format for the purchase of all the outstanding collateral securities.  The highest bid will be accepted that is at least equal to the sum of the outstanding liabilities at par plus accrued and unpaid interest.

The Company has used a prepayment assumption of 0% throughout 2009.  Due to current market conditions, the Company feels it is unlikely prepayments will occur given the difficulty of refinancing or accessing capital at a lower cost than what is currently outstanding.  Another factor, which may be more significant, is that many banks are under regulatory pressure to conserve capital as well as liquidity.  The Company will evaluate the appropriateness of this assumption in view of current events and in particular, as economic conditions improve.  An example of a factor that could contribute to using a prepayment assumption greater than 0% would be mergers and acquisitions involving bank issuers.

As requested, the Company performed a sensitivity analysis which indicated that the present value of discounted cash flows was slightly less when a 1% prepayment assumption was used as compared to 0%.  The additional credit loss resulting from the 1% prepayment assumption was approximately $122,000.

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION

Mr. Michael Clampitt
Senior Attorney
U.S. Securities and Exchange Commission
June 30, 2010

6.           We note that the Company adopted ASC 320-10-65-1 in the interim period ending June 30, 2009.  However, we were unable to locate certain required disclosures.  Please provide us with the disclosures required by paragraphs ASC 320-10-50-8B of the FASB Accounting Standards Codification as if presented in your December 31, 2009 Form 10-K and confirm that the Company will fully comply with these disclosure requirements in all future filings.

The proposed disclosure is below:

Year Ended December 31, 2009
Beginning balance of cumulative credit losses on CDO securities (1)	$ (9,899)
Additional credit losses for which other than temporary impairment was previously recognized	(3,594)
Ending balance of cumulative credit losses on CDO securities, December 31, 2009	$ (13,493)

(1)
On April 1, 2009, the Company recognized a cumulative effect adjustment based upon FASB guidance rearding the recognitioin and presentation of other-than-temporary impairment and determined that $9.9 million of previously recorded OTTI write-downs represented credit losses.

The Company confirms that it will comply with the above-referenced disclosure requirements in future filings.

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION

Mr. Michael Clampitt
Senior Attorney
U.S. Securities and Exchange Commission
June 30, 2010

*  *  *  *

The Company duly acknowledges:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company trusts the foregoing is responsive to the Staff’s comments.  The Company requests that any questions with regard to the foregoing should be directed to the undersigned at 202-274-2009 or Eric Luse at 202-274-2002.

Very truly yours,

                        /s/ Marc Levy

Marc Levy

cc:           Guy Hackney, Cape Bancorp, Inc.
Eric Luse, Esq.